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                           November 29, 2023

       Matthew Safaii
       Chief Executive Officer
       Arrowroot Acquisition Corp.
       4553 Glencoe Ave
       Suite 200
       Marina Del Rey, CA 90292

                                                        Re: Arrowroot
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 6,
2023
                                                            File No. 333-274333

       Dear Matthew Safaii:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Customers, page 201

   1. You have defined and disclosed the number of contracted customers and licensed users for the periods presented,
as well as defined enterprise end customers. Please disclose the number of enterprise
end customers for the periods presented.
 Matthew Safaii
FirstName LastNameMatthew
Arrowroot Acquisition Corp. Safaii
Comapany 29,
November  NameArrowroot
              2023        Acquisition Corp.
November
Page 2    29, 2023 Page 2
FirstName LastName
iLearningEngines Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Metrics, page 220

2.       Your response to prior comment 9 explains that Annual Recurring
Revenue and Net
         Dollar Retention helps provide information as to the performance of iLearningEngines recurring subscription revenue base and impact of revenues from existing customers.
         However, your disclosure on page 221 explains that the ability to attract and engage new customers is also one of the key factors affecting your performance. In light of this disclosure, please tell us what consideration was given in disclosing the number of customers for the periods presented by new and existing customers. Refer to SEC Release
         No. 33-10751.
3. Your response to prior comment 11 and revisions to the disclosures on page 220 explain that you do not exclude prior year contracted customers that were not retained in the current year. However, your response to prior comment 9 explains that Net Dollar
         Retention helps provide information as to the performance of
iLearningEngines    recurring
         subscription revenue base and impact of revenues from existing customers. Please tell us how including prior year contracted customers that were not retained in the current year provides useful information on existing customers given that those customers have not been retained.
Comparison of Six Months Ended June 30, 2023 and 2022, page 225

4. In response to prior comment 15, you have revised your disclosure to state that revenue increased due to thirteen new contracts. However, your disclosure continues to state that the cost of revenue increased due to fourteen new contracts. Please revise or advise.
Notes to Consolidated Financial Statements
Combined software license and maintenance, page F-15

5. Your response to prior comment 18 states that you determine SSP for the combined software license and maintenance performance obligation using the residual approach because iLearningEngines sells the iLearningEngines AI platform and related maintenance services to different customers for a broad range of amounts, such that there is not a discernible standalone selling price from past transactions. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion. As part of your response, please quantify the amount of revenue recognized for where the residual method is used. Refer to ASC 606-10-32-34.
 Matthew Safaii
FirstName LastNameMatthew
Arrowroot Acquisition Corp. Safaii
Comapany 29,
November  NameArrowroot
              2023        Acquisition Corp.
November
Page 3    29, 2023 Page 3
FirstName LastName
6. We note that in your response to prior comment 19 you explain that in some cases the
         Technology Partner is your customer. Please clarify whether you will provide the maintenance services to the Technology Partner in these arrangements. In this regard, indicate whether the Technology Partner also purchases support services. If so, clarify whether your employees are providing that service. In cases where the end user is the customer, explain how you considered whether Technology Partner is the principal in providing the support services to the customers. In this regard, we note that substantially all the cost of revenue and operating expenses represents reimbursements to the
         Technology Partner.
5. Technology Partner, page F-40

7. We note that on page 65, you disclose that as of August 2023, [you] had 92 full-
         time employees and 407 contract employees globally. Please clarify whether the contract employees are provided by the Technology Partner. Please describe their function and clarify how their compensation is reported in your Consolidated Statements of Operations.
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Justin Anslow